SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 842[redacted]
Email : contact@s
Website : www.si

25 May 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 17 to 21 May 2004.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

MASNET No. 99 OF 17.05.2004
Announcement No. 99

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 17/05/2004

2. Name of Director of SingTel: Simon Israel

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 17/05/2004

2. Name of Registered Holder: Chrysalis Holdings Ltd

3. Circumstance(s) giving rise to the interest or change in interest: Open market purchase

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	45,000
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.1386
No. of shares held after the change: **As a percentage of issued share capital:**	145,000

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	5,000	45,000
No. of shares held after the change: As a percentage of issued share capital:	5,000	145,000

The transaction was reported to Singapore Telecommunications Limited on 17 May 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 17/05/2004 to the SGX

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 18, 2004 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136529.pdf

ASX confirms the release to the market of Doc ID: 136529 as follows:
Release Time: 18-May-2004 08:29:50
ASX Code: SGT
File Name: 136529.pdf
Your Announcement Title: Appendix 3B - 1

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**86,400**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

86,400

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,868,869	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
202,409,975	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 17 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 18, 2004 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com

Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136530.pdf

ASX confirms the release to the market of Doc ID: 136530 as follows:
Release Time: 18-May-2004 08:29:51
ASX Code: SGT
File Name: 136530.pdf
Your Announcement Title: Appendix 3B - 2

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**605,400**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,771,474,269	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
201,804,575	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 17 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, May 18, 2004 6:30 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

136531.pdf

ASX confirms the release to the market of Doc ID: 136531 as follows:
Release Time: 18-May-2004 08:29:53
ASX Code: SGT
File Name: 136531.pdf
Your Announcement Title: Appendix 3B - 3

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**540,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,772,014,269	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		201,264,575	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 17 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 18, 2004 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136532.pdf

ASX confirms the release to the market of Doc ID: 136532 as follows:
Release Time: 18-May-2004 08:29:53
ASX Code: SGT
File Name: 136532.pdf
Your Announcement Title: Appendix 3B - 4

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**20,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,772,034,269	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		201,244,575	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 17 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 18, 2004 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136533.pdf

ASX confirms the release to the market of Doc ID: 136533 as follows:
Release Time: 18-May-2004 08:29:56
ASX Code: SGT
File Name: 136533.pdf
Your Announcement Title: Appendix 3B - 5

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**474,400**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,772,508,669	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
200,770,175	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 17 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, May 18, 2004 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136536.pdf

ASX confirms the release to the market of Doc ID: 136536 as follows:
Release Time: 18-May-2004 08:30:11
ASX Code: SGT
File Name: 136536.pdf
Your Announcement Title: Appendix 3Y for Simon Israel

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Israel
Date of last notice	12 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder - Chrysalis Holdings Ltd, company wholly-owned by Mr Simon Israel
Date of change	17 May 2004
No. of securities held prior to change	5,000 ordinary shares 45,000 ordinary shares – Chrysalis Holdings Ltd, company wholly-owned by Mr Simon Israel
Class	Ordinary
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.1386 per share

+ See chapter 19 for defined terms.

No. of securities held after change	5,000 ordinary shares 145,000 ordinary shares – Chrysalis Holdings Ltd, company wholly-owned by Mr Simon Israel
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 18, 2004 4:49 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136825.pdf

ASX confirms the release to the market of Doc ID: 136825 as follows:
Release Time: 18-May-2004 18:49:10
ASX Code: SGT
File Name: 136825.pdf
Your Announcement Title: Appendix 3B - 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**695,200**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,203,869	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
200,074,975	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 18 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, May 18, 2004 4:52 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

136826.pdf

ASX confirms the release to the market of Doc ID: 136826 as follows:
Release Time: 18-May-2004 18:52:02
ASX Code: SGT
File Name: 136826.pdf
Your Announcement Title: Appendix 3B - 2

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/05/2004

TIME: 18:52:04

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Share Option Scheme 1999

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**18,000** /
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,773,221,869	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		200,056,975	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 18, 2004 4:53 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136827.pdf

ASX confirms the release to the market of Doc ID: 136827 as follows:
Release Time: 18-May-2004 18:52:23
ASX Code: SGT
File Name: 136827.pdf
Your Announcement Title: Appendix 3B - 3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**306,300**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,528,169	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,750,675	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 18 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, May 18, 2004 4:53 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

136828.pdf

ASX confirms the release to the market of Doc ID: 136828 as follows:
Release Time: 18-May-2004 18:52:33
ASX Code: SGT
File Name: 136828.pdf
Your Announcement Title: Appendix 3B - 4

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**15,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,543,169	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,735,675	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 18 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

MASNET No. 29 OF 19.05.2004
Announcement No. 29

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 18/05/2004

2. Name of Director of Subsidiary: Tan Chuan Chuan

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 12/05/2004

2. Name of Registered Holder: Tan Chuan Chuan

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	2,700
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	16,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.54
No. of shares held after the change: **As a percentage of issued share capital:**	18,700

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	2,700	
As a percentage of issued share capital:		
No. of shares held after the change:	18,700	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 19 May 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/05/2004 to the SGX

MASNET No. 30 OF 19.05.2004
Announcement No. 30

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 18/05/2004

2. Name of Director of Subsidiary: Tan Chuan Chuan

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 12/05/2004

2. Name of Registered Holder: Tan Chuan Chuan

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	18,700
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	16,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.69
No. of shares held after the change: **As a percentage of issued share capital:**	34,700

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	18,700	
As a percentage of issued share capital:		
No. of shares held after the change:	34,700	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 19 May 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/05/2004 to the SGX

MASNET No. 93 OF 19.05.2004
Announcement No. 93

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 18/05/2004

2. Name of Director of Subsidiary: Siew Ying Oak

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 10/05/2004

2. Name of Registered Holder: Siew Ying Oak

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	1,680
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	26,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.54
No. of shares held after the change: **As a percentage of issued share capital:**	27,680

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	1,680	1,740
No. of shares held after the change: **As a percentage of issued share capital:**	27,680	1,740

Siew Ying Oak is a participant in the SingTel Executives' Performance Share Plan. Accordingly, his deemed interest also includes 4,710,000 ordinary shares of S$0.15 each in Singapore Telecommunications Limited held by Dexia Trust Services Singapore Limited, the trustee of a trust established under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, for the benefit of SingTel employees.

This transaction was reported to Singapore Telecommunications Limited on 19 May 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/05/2004 to the SGX

MASNET No. 45 OF 19.05.2004
Announcement No. 45

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 19/05/2004

2. Name of Director of SingTel: Paul Chan Kwai Wah

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 18/05/2004

2. Name of Registered Holder: Paul Chan Kwai Wah

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	1,880
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	60,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.42
No. of shares held after the change: **As a percentage of issued share capital:**	61,880

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	1,880	1,740
As a percentage of issued share capital:		
No. of shares held after the change:	61,880	1,740
As a percentage of issued share capital:		

The transaction was reported to Singapore Telecommunications Limited on 19 May 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 19/05/2004 to the SGX

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Wednesday, May 19, 2004 3:35 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

137122.pdf

ASX confirms the release to the market of Doc ID: 137122 as follows:
Release Time: 19-May-2004 17:35:08
ASX Code: SGT
File Name: 137122.pdf
Your Announcement Title: Appendix 3B - 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**11,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$2.26 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,554,169	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,724,675	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 19 May 2004

Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Wednesday, May 19, 2004 3:36 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

137123.pdf

ASX confirms the release to the market of Doc ID: 137123 as follows:
Release Time: 19-May-2004 17:35:28
ASX Code: SGT
File Name: 137123.pdf
Your Announcement Title: Appendix 3B - 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**4,800**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,558,969	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,719,875	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 19 May 2004

Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Wednesday, May 19, 2004 3:39 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

137125.pdf

```
ASX confirms the release to the market of Doc ID: 137125 as follows:
Release Time: 19-May-2004  17:38:40
ASX Code: SGT
File Name: 137125.pdf
Your Announcement Title: Appendix 3B - 3
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**60,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.42 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,618,969	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,659,875	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 19 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, May 19, 2004 5:31 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

137168.pdf

ASX confirms the release to the market of Doc ID: 137168 as follows:
Release Time: 19-May-2004 19:30:55
ASX Code: SGT
File Name: 137168.pdf
Your Announcement Title: Appendix 3Y

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Chan Kwai Wah
Date of last notice	1 November 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 May 2004
No. of securities held prior to change	1,880 ordinary shares 60,000 options 1,740 ordinary shares – Liang Li Leng, spouse of Paul Chan Kwai Wah
Class	Ordinary
Number acquired	60,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$1.42 per share

+ See chapter 19 for defined terms.

No. of securities held after change	61,880 ordinary shares 1,740 ordinary shares – Liang Li Leng, spouse of Paul Chan Kwai Wah
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of share options

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, May 20, 2004 4:46 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

137376.pdf

ASX confirms the release to the market of Doc ID: 137376 as follows:
Release Time: 20-May-2004 18:45:51
ASX Code: SGT
File Name: 137376.pdf
Your Announcement Title: Appendix 3B - 1st

1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**15,400**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,634,369	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,644,475	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their *entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 20 May 2004

Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, May 20, 2004 4:47 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

137378.pdf

ASX confirms the release to the market of Doc ID: 137378 as follows:
Release Time: 20-May-2004 18:47:02
ASX Code: SGT
File Name: 137378.pdf
Your Announcement Title: Appendix 3B - 2nd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**30,600** /
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,664,969	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,613,875	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 20 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, May 20, 2004 4:51 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

137382.pdf

ASX confirms the release to the market of Doc ID: 137382 as follows:
Release Time: 20-May-2004 18:50:24
ASX Code: SGT
File Name: 137382.pdf
Your Announcement Title: Appendix 3B - 3rd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**28,800**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,693,769	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,585,075	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 20 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, May 20, 2004 4:52 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

137384.pdf

ASX confirms the release to the market of Doc ID: 137384 as follows:
Release Time: 20-May-2004 18:51:25
ASX Code: SGT
File Name: 137384.pdf
Your Announcement Title: Appendix 3B - 4th

4

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**15,600** ✓
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,709,369	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
199,569,475	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 20 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

MASNET No. 3 OF 21.05.2004
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - SingTel announces takeover offer by Optus for Uecomm

Attached is an announcement made by Singapore Telecommunications Limited on the above.

ann-uecomm.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 21/05/2004 to the SGX

SingTel

'yes' OPTUS

21 May 2004

SingTel announces takeover offer by Optus for Uecomm
Uecomm independent directors unanimously recommend acceptance of Optus' offer

Singapore Telecommunications Limited ("**SingTel**") today announced that SingTel Optus Pty Limited ("**Optus**") intends, through a subsidiary Optus Networks Pty Limited, to make an off- market takeover offer for all of the ordinary shares in Uecomm Limited ("**Uecomm**"). Optus is offering cash consideration of 40 cents per share ("**Offer Price**").

The transaction would involve total net consideration offered by Optus of $226.8 million.

"We believe the offer represents excellent value to all Uecomm shareholders, and recognises the progress made by Uecomm over the past 12 months. I am pleased that Uecomm's Independent Directors have unanimously recommended that shareholders accept the Optus offer," Mr Paul O'Sullivan, the incoming Optus Chief Executive said.

Immediately prior to announcing the takeover, Optus signed an agreement with Alinta Limited ("**Alinta**") whereby it secured options[1] to acquire up to 20% of Uecomm shares outstanding at an exercise price of 32.5 cents per share payable in cash. Alinta also intends (subject to no higher offer being publicly announced or made to Alinta) to accept Optus' offer for its remaining 46% shareholding, which by virtue of the agreement between Optus and Alinta, will result in Alinta effectively receiving 32.5 cents cash per share. Additional information on the agreement with Alinta is set out in Appendix 1 to this announcement.

Peter Shore, independent chairman of Uecomm, said "Optus' offer delivers a substantial premium to Uecomm's current and recently traded share price. It is the opinion of the Independent Directors that the Optus offer represents good value for all shareholders."

"Uecomm's Independent Directors unanimously recommend that Uecomm shareholders accept the Optus Offer of 40 cents per share (in the absence of a superior proposal)."

The Offer Price of 40 cents per share represents:

- A 15.9% premium to the Uecomm closing share price on 18 May 2004 (the last full day of trading before Uecomm shares were placed in a trading halt) of 34.5 cents;
- A 22.5% premium to the 1 month volume weighted average price of Uecomm shares of 32.7 cents; and
- A 17.3% premium to the 3 month volume weighted average price of Uecomm shares of 34.1 cents.

[1] The first option allows Optus to acquire 15% of Uecomm's issued share capital less one share. The second option, which is subject to the Treasurer of the Commonwealth of Australia consenting to the acquisition of Uecomm by Optus under the terms of the *Foreign Acquisitions and Takeovers Act 1975* (Cth), allow Optus to acquire a further 5% of Uecomm's issued share capital.

For Uecomm's minority shareholders, the Offer Price of 40 cents per share is equivalent to:

- An implied enterprise value to EBITDA multiple of 12.9 times Uecomm's actual reported EBITDA for the year ended 31 December 2003 [2]; and
- An implied enterprise value to EBITDA multiple of 8.7 times Uecomm's forecast EBITDA for the year ended 31 December 2004 [3].

Paul O'Sullivan, incoming Optus Chief Executive, said Uecomm is a strong growth company and is a natural complement to Optus' existing businesses.

"We recently announced our intention to drive continued growth and improvement across all lines of business and our bid to acquire Uecomm is another move in that direction.

"Uecomm's network footprint in Sydney, Melbourne, Brisbane and the Gold Coast, its provision of high bandwidth data services, its focus on ethernet technology and its emphasis on serving the corporate mid-market will strengthen Optus' offerings to corporate customers," Mr O'Sullivan said.

"Customers of both companies will benefit from the acquisition through greater focus and an improved range of services at competitive prices. Uecomm's customers are important to us and their services will not be interrupted.

"In the event we are successful in acquiring 100% of Uecomm, Optus intends to retain Uecomm as a stand-alone channel to focus on mid-sized corporates (50-500 employees).

Optus and Uecomm have entered into an implementation agreement under which the parties have agreed to cooperate to implement Optus' offer. This agreement contains "no shop" and "no talk" clauses, consistent with market practice. Additional information on the implementation agreement with Uecomm is set out in Appendix 2 to this announcement.

Optus' offer is conditional upon a 65% minimum acceptance level, and other conditions common in takeovers which are described in Appendix 3 to this announcement. If all of the conditions of the offer have been fulfilled or the offer has been declared by Optus to be free of all such conditions, Optus will also acquire from Alinta the $80 million debt facilities outstanding to Uecomm, drawn to $54.0 million as at 31 March 2004, and indemnify or procure a release of Alinta from its obligations under a guarantee facility. The net cash consideration offered by Optus, its breakdown and factors taken into account in arriving at the consideration are set out in Appendix 4 to this announcement.

The latest market value of Uecomm is $228.2 million[4]. This figure includes net debt of $52.4 million.

---

[2] Based on actual 2003 EBITDA of $20.2 million sourced from Uecomm 2003 full year results presentation, 521.3 million shares outstanding (includes 509.5 million issued shares, 10.3 million options and 1.5 million performance rights) and net debt of $52.4 million (being the debt outstanding of $54.0 million, accrued interest to 19 May 2004 of $1.7 million and cash at bank of $3.3 million as at 31 March 2004.

[3] Based on forecast 2004 EBITDA of approx. $30 million sourced from Uecomm 2003 full year results presentation, 521.3 million shares outstanding (includes 509.5 million issued shares, 10.3 million options and 1.5 million performance rights) and net debt of $52.4 million (being the debt outstanding of $54.0 million, accrued interest to 19 May 2004 of $1.7 million and cash at bank of $3.3 million as at 31 March 2004).

[4] $0.345 per share at close of 18 May 2004.

Optus will fund the proposed takeover of Uecomm from free cash flows.

Detailed information in relation to Optus' offer will be set out in its bidder's statement which will be lodged with ASIC and provided to relevant stock exchanges. Uecomm shareholders should receive a combined bidder's and target's statement in around five weeks.

Payment will be despatched 7 business days after the later of the date of acceptance and the bid becoming unconditional.

Background on Optus

SingTel Optus is one of Australia's leading integrated communications company - serving around six million customers each day. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market and leads the market in mobile data take-up.

Background on SingTel

SingTel, Asia's leading communications company, is reaping benefits of an international expansion strategy which has been successfully developed over the last 15 years. Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. The Group is well diversified in terms of business mix and geography.

Background on Uecomm

Uecomm is a leading provider of fibre broadband data services to government, large corporations and other carriers and telecommunications service providers. Uecomm's network is among the most advanced fibre optic networks in the world. The widespread CBD and greater metropolitan reach makes the data network one of the most extensive in Australia. Products offered by Uecomm range from ATM, MetroFibre, MetroWave (DWDM) and its flagship Ethernet product. Products are delivered at speeds of up to multiple gigabits per second. Uecomm was established in 1997 and listed on the Australian Stock Exchange (ASX: UEC) in September 2000. For further information visit the Company's web site www.uecomm.com.au.

Appendix 1
Agreement with Alinta

Optus today entered into an agreement with Uecomm's major shareholder, Alinta. Alinta holds approximately 66% of all of the Uecomm shares on issue. Under the agreement:

- Alinta has granted Optus options to acquire up to 20% of Uecomm shares on issue. Each option has an exercise price of 32.5 cents a share, and can be exercised by Optus at any time after its offer is unconditional (other than the 65% minimum acceptance condition).
- If the 65% minimum acceptance condition is satisfied and the offer is unconditional, Optus will acquire the debt facility provided by Alinta to Uecomm (and drawn to $54 million as at 31 March 2004) for $45.9 million plus accrued but unpaid interest and any further amounts drawn down at the time of the acquisition of the debt facility.
- If the 65% minimum acceptance condition is satisfied and the offer is unconditional, Optus will indemnify Alinta from any obligation or claim in relation to the guarantee facility provided by Australia and New Zealand Banking Group Limited to Uecomm (under which Alinta guarantees the performance of Uecomm's obligations) until such time Optus procures for Alinta a release of its obligations under the facility.
- If the 65% minimum acceptance condition is satisfied and the offer is unconditional, Alinta must pay to Optus a rebate that has the effect of reducing the price Alinta receives for each of its shares to 32.5 cents (unless that amount is increased by Optus but not to more than the offer price).
- Alinta must pay a break fee to Optus if Optus does not secure 65% of Uecomm by the end of the offer period or if Alinta is in material breach of the agreement. The break fee is $2.25 million.
- Alinta undertakes not to solicit any competing proposals for Uecomm and to notify Optus if it is approached by any person in respect of a competing proposal for Uecomm. These restrictions apply for up to 4 months unless the agreement is terminated sooner.

Appendix 2
Implementation Agreement with Uecomm

Optus today entered into an agreement with Uecomm under which:

- Optus agrees to make offers under a takeover bid at A$0.40 for each Uecomm share.
- Uecomm agrees to endeavour to ensure that the conditions to the bid are satisfied.
- Optus will bid at fair value for all options in Uecomm if Optus acquires more than 90% of all Uecomm shares under the bid.
- Optus and Uecomm will prepare the formal takeover bid and response. Uecomm will use its best endeavours to ensure that its target statement includes:
    - an unanimous recommendation by the Independent Directors to Uecomm shareholders to accept the offer in respect of all of their Uecomm shares subject to no superior proposal being announced; and
    - a statement by each Independent Director that that director intends to accept the offer in respect of all Uecomm shares held by that director or any associate of that director subject to no superior proposal being announced.
- Uecomm must take certain action to facilitate the assignment to Optus of the Alinta debt facility outstanding to Uecomm.
- Uecomm represents to Optus that it is not in discussions, and will not hold discussions, with any other party in relation to any proposal to acquire more than 20% of Uecomm, or to take an assignment of the Alinta Uecomm debt ('Competing Proposal'). Uecomm also promises not to seek or facilitate any enquiries about any Competing Proposal, or to allow any third party to conduct due diligence on Uecomm. These restrictions are subject to a drop dead date of two months after the start of Optus' bid. Some of the restrictions are also subject to a fiduciary duty carve out.

Appendix 3
Conditions to the Offer

Optus' takeover offer, and any contract resulting from the acceptance of the offer, are subject to the following conditions:

(a) **(Foreign investment approval)** Before the end of the offer period:

(i) the Treasurer issues a notice under the *Foreign Acquisitions and Takeovers Act 1975* (Cth) (**FATA**) stating that the Commonwealth Government does not object to the transfer of the Uecomm shares; or

(ii) the Treasurer is, by reason of lapse of time, not empowered to make an order under the FATA in relation to the transfer of the Uecomm shares.

(b) **(ACCC approval)** Before the end of the offer period the Australian Competition and Consumer Commission advises that it has no objection to, or will not be taking any action in respect of, the acquisition by Optus of shares in Uecomm.

(c) **(Minimum acceptance condition)** Before the end of the offer period Optus and its associates have relevant interests in at least 65% of Uecomm shares then on issue.

(d) **(Material adverse effect)** Between the date of the announcement of the bid and the end of the offer period no change, event or condition occurs, is announced, disclosed or otherwise becomes known to Optus (whether it becomes public or not) that has or is reasonably likely to have a material adverse effect on the business, financial or trading position or condition, or the assets, liabilities, profitability or prospects of Uecomm or the Uecomm group of companies taken as a whole since 31 December 2003 other than changes, events or conditions publicly announced or publicly disclosed by Uecomm prior to the date of the announcement.

(e) **(No material acquisition or disposal)** Except for any transaction or proposed expenditure publicly announced or publicly disclosed before the date of announcement of the bid, none of the following events occurs between the date of the announcement of the bid and the end of the offer period:

(i) Uecomm or a subsidiary of Uecomm acquires, agrees to or comes under an obligation to acquire, or makes any public announcement or public disclosure about the acquisition of any companies, businesses or assets (or any interests in any companies, businesses or assets) for an amount in aggregate in excess of $5 million; or

(ii) Uecomm or a subsidiary of Uecomm disposes, agrees to or comes under an obligation to dispose, or makes any public announcement or public disclosure about the disposal of any companies, businesses or assets (or any interests in any companies, businesses or assets) for an amount in aggregate in excess of $5 million.

(f) **(No Prescribed Occurrences)** None of the following events occurs (each a '**Prescribed Occurrence**') between the date of the announcement of the bid and the end of the offer period:

(i) Uecomm converts all or any of its shares into a larger or smaller number of shares;

(ii) Uecomm or a subsidiary of Uecomm resolves to reduce its share capital in any way;

(iii) Uecomm or a subsidiary of Uecomm:

(A) enters into a buy-back agreement; or

(B) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the *Corporations Act 2001* (Cth);

(iv) Uecomm or a subsidiary of Uecomm issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option other than the issue of shares on the exercise of any options that are on issue as at the date of announcement of the announcement of the bid;

(v) Uecomm or a subsidiary of Uecomm issues, or agrees to issue, convertible notes;

(vi) Uecomm or a subsidiary of Uecomm charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(vii) Uecomm or a subsidiary of Uecomm resolves to be wound up;

(viii) a liquidator or provisional liquidator of Uecomm or of a subsidiary of Uecomm is appointed;

(ix) a court makes an order for the winding up of Uecomm or of a subsidiary of Uecomm;

(x) an administrator of Uecomm, or of a subsidiary of Uecomm, is appointed under section 436A, 436B or 436C of the *Corporations Act 2001* (Cth);

(xi) Uecomm or a subsidiary of Uecomm executes a deed of company arrangement; or

(xii) a receiver, a receiver and manager, or other controller (as defined in the *Corporations Act 2001* (Cth)) is appointed in relation to the whole, or a substantial part, of the property of Uecomm or of a subsidiary of Uecomm.

(g) **(No untrue statements)** Between the date of the announcement of the bid and the end of the offer period, Optus does not become aware of any statement that is untrue or fact that is required to be stated to make a statement not misleading in any document filed by or on behalf of Uecomm with ASX, and

which has or is reasonably likely to have a material adverse effect on the business, financial or trading position or condition, or the assets, liabilities, profitability or prospects of Uecomm since 31 December 2003 other than changes, events or conditions publicly announced or publicly disclosed by Uecomm prior to the date of the announcement of the bid.

(h) **(No regulatory action)** Between the date of the announcement of the bid and the end of the offer period:

(i) there not being in effect any preliminary or final decision, order or decree issued by a public authority;

(ii) no action or investigation being announced, commenced or threatened by any public authority;

(iii) no application being made to any public authority (other than by Optus or any associate of Optus),

in consequence of or otherwise relating to the bid (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the *Corporations Act 2001* (Cth) or if the regulatory action results from action or inaction of Optus or its associates relating to the bid) which:

(iv) restrains or prohibits or otherwise materially adversely impacts upon the making of the bid or the completion of any transaction contemplated by the bidder's statement (including the acquisition of Uecomm shares) or which threatens to do so; or

(v) seeks to require or approve the divestiture of any assets of any company within Uecomm group or the Optus group.

Each of the conditions in each paragraph and sub-paragraph above is a separate and independent condition.

The condition in paragraph 1(a) is a condition precedent to any contract resulting from the acceptance of the offer coming into effect. The other conditions are conditions subsequent and do not prevent a contract resulting from acceptance of the offer from coming into effect but any breach or non-fulfilment of them entitles Optus to rescind any contracts resulting from acceptance of the offer.

Appendix 4
Net Consideration Offered by Optus

Net Consideration Offered by Optus		in A$m
Alinta	$0.325 per share	$108.9
Minorities[5]	$0.400 per share	73.2
Debt Facility (net of 15% discount) + accrued interest		48.1
Cash at Bank		(3.3)
Net Consideration		**$226.8**

In determining the price offered for Uecomm, Optus considered the price required to secure Alinta's controlling shareholding, the prevailing Uecomm share price, and the price required to secure the recommendation of the Uecomm independent directors.

[5] Includes 10.3 million options and 1.5 million performance rights

MASNET No. 4 OF 21.05.2004
Announcement No. 4

SINGAPORE TELECOMMUNICATIONS LIMITED

Clarification to Announcement by SingTel on Takeover Offer by Optus for Uecomm

Further to our announcement dated 21 May 2004 in relation to the takeover offer by Optus Networks Pty Limited for all the shares in Uecomm Limited, Singapore Telecommunications Limited wishes to clarify that the net cash consideration for the transaction is A$226.8 million, and that all references to "$" and "cents" in that announcement are references to Australian dollars and cents respectively.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/05/2004 to the SGX

SEC File No: 82-3622

MASNET No. 7 OF 21.05.2004 9:12 am
Announcement No. 7

SINGAPORE TELECOMMUNICATIONS LIMITED

Presentation on Takeover Offer by Optus Networks Pty Limited

Attached are the slide presentation materials in connection with a presentation to be made in Sydney, Australia on 21 May 2004, in connection with the takeover offer by Optus Networks Pty Limited, a wholly-owned subsidiary of Singapore Telecommunications Limited, for all the shares in Uecomm Limited that was announced today.

uecomm slides.pdf

Submitted by Chan Su Shan (Ms), Company Secretary, on 21/05/2004 to the SGX

SingTel Optus

UECOMM TAKEOVER BID
INVESTOR BRIEFING

TODAY'S PRESENTATION

- Transaction overview
- Indicative timetable
- Background on Uecomm
- Strategic fit with Optus

THE OFFER

Optus' is offering cash of 40.0 cents per share for 100% of Uecomm

Summary of the Offer

Price	40 cents per share
Consideration	Cash
Structure	Off-market takeover bid
Bidder	Optus Networks Pty Ltd, a wholly owned subsidiary of SingTel Optus Pty Ltd
Key Conditions	Minimum acceptance of 65% of issued share capital
	Other general protection conditions (refer to SGX/ASX announcement)

PREMIUM OFFERED TO MINORITIES

Uecomm's minority shareholders will receive a substantial premium to relevant benchmarks


$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$0.40
15.9% premium
22.5% premium
17.3% premium
23.1% premium
$0.345
$0.327
$0.341
$0.325
Offer Price
Closing Price as at 18 May 2004
1 month VWAP
3 month VWAP
Alinta Price

Source: IRESS

IMPLIED VALUATION MULTIPLES FOR MINORITIES

The offer price of $0.40 per share is equivalent to an attractive multiple of Uecomm's earnings

Implied Valuation @ Minority Offer Price	
Offer price to Minorities	$0.40
Shares outstanding[1] (m)	521.3
Implied market capitalisation (m)	$208.5
Net debt (m)[2]	$52.4
Implied enterprise value (m)	$260.9

Uecomm accounting methodology

Uecomm Earnings	FY2003A[4]	FY2004F[4]
EBITDA[3]	20.2	30.0

Implied Multiples	FY2003A	FY2004F
EV/EBITDA	12.9x	8.7x

Notes:

(1) Includes 10.3 options and 1.5m performance rights

(2) Net debt is based on the following assumptions:
debt outstanding of $54.0m, accrued interest of $1.7m as at 19 May 2004, and cash at bank of $3.3m as at 31 March 2004

(3) Uecomm's EBITDA excludes c.$4.9m in FY2003 and c.$5.0m in FY2004 in capitalised labour and overheads

(4) Souced from Uecomm's 2003 full year results presentation

PRE-BID AGREEMENT WITH ALINTA

Alinta and Optus have entered into a pre-bid agreement whereby

- Optus has a call option over 20% less one share [1] of Uecomm shares at 32.5 cents per share
- Alinta has announced that it intends to accept Optus' offer of 32.5 cents per share for its remaining 46% [2] shareholding (in the absence of a higher offer)
- Optus will also acquire the $80m Uecomm debt facility drawn to $54m for $45.9 million (a 15% discount) plus accrued interest (if the Offer is declared free of all conditions)

(1) Subject to FIRB approval
(2) Alinta owns 66% of Uecomm's issued share capital

CONSIDERATION OFFERED BY OPTUS

- Secured an option over 20% less one share (1) 32.5 cents per share
- Alinta expected to accept Optus' offer of 32.5 cents per share for its remaining 46% shareholding
- Minorities have been offered 40 cents per share
- Debt facility to be acquired at a 15% discount to face value

Net Consideration Offered by Optus		in A$m
Alinta	$0.325 per share	$108.9
Minorities (2)	$0.400 per share	$73.2
Debt Facility (net of 15% discount) + accrued interest		$48.1
Cash at Bank		-$3.3
Total Consideration		$226.8

Effective acquisition price likely to be 33.4 (3) cents per share

(1) Subject to FIRB approval

(2) Includes 10.3m options and 1.5m performance rights

(3) Effective price calculated as the total consideration of $226.8 million less $52.4 million of net debt. This net amount is divided by the fully diluted number of Uecomm shares (509.5 million shares outstanding plus 10.3 million options plus 1.5 million performance rights)

INDICATIVE TIMETABLE

21 May	Optus announces intention to make a takeover bid
11 June	Optus lodges bidder's statement with ASIC and serves on Uecomm
25 June	Uecomm lodges target's statement with ASIC and serves on Optus
2 July	Bidder's statement and target's statement jointly despatched to Uecomm shareholders. Offer opens
2 July	Earliest date for acceptance of offer by Alinta and for offer to be declared unconditional
2 August	Earliest date offer can close

Note: all dates are indicative and subject to change

SUMMARY OF DEAL STRUCTURE

- Conducted due diligence
- Reduced likelihood of another bidder emerging (call option over 20% less one share [1], rebate mechanism, break fee, "no talk" & "no shop")
- Alinta likely to exit at 32.5 cents
- Optus likely to acquire the debt for $45.9m (a 15% discount to its face value) plus accrued interest
- Optus offer unanimously recommended by Uecomm independent directors
- Acquisition within Optus' financial capacity

(1) Subject to FIRB approval

OVERVIEW OF UECOMM

- Uecomm focuses on the provision of broadband data services to corporate, government and service provider customers
- Operates a comprehensive CBD and metropolitan fibre network via its own infrastructure in Sydney, Melbourne and Brisbane/Gold Coast. Approximately A$200m has been invested in Uecomm's network, providing access to more than 700 buildings
- Uecomm listed on ASX in September 2000, and is 66% owned by Alinta Limited
- Uecomm's customer base includes large and mid-sized blue chip Australian corporates, government bodies and most Australian universities

UECOMM'S FINANCIALS

in A$m

FYE 31 December	2001A	2002A	2003A	2004F
Revenue	33.0	44.7	63.3	70 to 80
EBITDA	-49.2	3.6	20.2	30.0
EBITDA margin [1]	*n/a*	*8.1%*	*31.9%*	*40.0%*
Capex	93.4	21.3	45.2	20.0
EBITDA less Capex	-142.6	-17.7	-25.1	10.0

Source: Uecomm company reports and announcements

(1) 2004F EBITDA margin uses midpoint of revenue range

Uecomm EBITDA (excluding significant items)



35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
$m
2002A
2003A
2004F

Source: Uecomm company reports and announcements

Improvement in Earnings

- Uecomm have grown revenue and earnings consistently since 2001
- Uecomm turned EBITDA positive in Q1 2002
- Uecomm turned free cash flow positive in Q1 2004, generating $2.1m after spending $6.1m on capital expenditure

Uecomm guidance for 2004

- Revenue of $70m to $80m
- EBITDA of approximately $30m
- Capital expenditure c. $20m
- positive free cash flow

GOOD STRATEGIC FIT FOR OPTUS

Channel to Market

- Uecomm is a very successful channel to target mid-sized corporates (50-500 employees)
- Excellent fit with Optus Business division's strength in the Corporate and Government segment

GOOD STRATEGIC FIT FOR OPTUS

Customers

- Existing contracted customer base
- $60m+ p.a. in additional revenue
- c. 14% [1] increase in Optus Business & Wholesale data & IP revenue

(1) Based on Uecomm actual revenues for 2003 and Optus Business & Wholesale data & IP actual revenues for FY2004

GOOD STRATEGIC FIT FOR OPTUS

Complementary Networks

- Customer reach (>700 buildings predominantly in metro areas)
- 30% of Uecomm's fibre network provides additional footprint
- Areas of overlap provide additional capacity in key CBD and metropolitan areas

SUMMARY

- Uecomm is a good strategic fit for Optus
- Uecomm is a growth business that is now cash flow positive
- 40 cents offered to minority shareholders represents a premium to relevant benchmarks
- Optus offering Alinta 32.5 cents for its 66% stake and acquiring debt at a 15% discount
- Optus' effective acquisition price is likely to be 33.4 cents per Uecomm share

MASNET No. 9 OF 21.05.2004
Announcement No. 9

SINGAPORE TELECOMMUNICATIONS LIMITED

Media Release - Optus announces recommended cash offer for Uecomm

Attached is a media release made by SingTel Optus Pty Limited, a wholly-owned subsidiary of Singapore Telecommunications Limited, on the above. All references to "$" and "cents" in the media release are references to Australian dollars and cents respectively.

uecomm-release.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 21/05/2004 to the SGX

'yes' OPTUS

Media Release
21 May 2004

Optus announces recommended cash offer for Uecomm

Optus announced today an off-market cash bid for all of the ordinary shares in Uecomm. Optus is offering 40 cents cash per share to shareholders.

The transaction would involve total net consideration offered by Optus of $226.8 million.

Optus has signed an agreement with Alinta under which it has options to acquire up to 20 per cent of Uecomm from Alinta at 32.5 cents per share. Alinta also intends (subject to no higher offer being publicly announced or made to Alinta) to accept Optus' offer for its remaining 46 per cent shareholding.

Peter Shore, Independent Chairman of Uecomm said the Optus offer delivers a substantial premium to Uecomm's current and recently traded share price.

"It is the opinion of the Independent Directors that the Optus offer represents good value for all shareholders. Uecomm's Independent Directors unanimously recommend that Uecomm shareholders accept the Optus offer of 40 cents per share (in the absence of a superior offer)."

Paul O'Sullivan, incoming Optus Chief Executive, said Uecomm is a strong growth company and is a natural complement to Optus' existing businesses.

"We recently announced our intention to drive continued growth and improvement across all lines of business and our bid to acquire Uecomm is another move in that direction.

"Uecomm's network footprint in Sydney, Melbourne, Brisbane and the Gold Coast, its provision of high bandwidth data services, its focus on ethernet technology and its emphasis on serving the corporate mid-market will strengthen Optus' offerings to corporate customers," Mr O'Sullivan said.

"Customers of both companies will benefit from the acquisition through greater focus and an improved range of services at competitive prices. Uecomm's customers are important to us and their services will not be interrupted.

"In the event we are successful in acquiring 100 per cent of Uecomm, we intend to retain Uecomm as a stand-alone channel to focus on mid-sized corporates with 50 to 500 employees.

"We believe the offer represents excellent value to all Uecomm shareholders. And I am pleased that Uecomm's Independent Directors have unanimously recommended that shareholders accept the Optus offer," Mr O'Sullivan said.

For Uecomm's minority shareholders, the Offer Price of 40 cents per share is equivalent to:

- An implied enterprise value to EBITDA multiple of 12.9 times Uecomm's actual reported EBITDA for the year ended 31 December 2003 [1]; and
- An implied enterprise value to EBITDA multiple of 8.7 times Uecomm's forecast EBITDA for the year ended 31 December 2004 [2].

The bid is subject to a number of conditions including Foreign Investment Review Board approval and the ACCC having no objection.

If all of the conditions of the offer have been fulfilled, Optus will also acquire from Alinta the debt facilities outstanding to Uecomm, drawn to $54 million as at 31 March 2004 at a 15 per cent discount to face value.

Detailed information on Optus' offer will be set out in its bidder's statement which will be lodged with ASIC and the Australian and Singaporean stock exchanges.

Uecomm shareholders should receive a combined bidder's and target's statement within five weeks. The offer will remain open for one month.

Optus will fund the bid from free cash flow.

[1] Based on actual 2003 EBITDA of $20.2 million sourced from Uecomm 2003 full year results presentation, 521.3 million shares outstanding (includes 509.5 million issued shares, 10.3 million options and 1.5 million performance rights) and net debt of $52.4 million (being the debt outstanding of $54.0 million, accrued interest to 19 May 2004 of $1.7 million and cash at bank of $3.3 million as at 31 March 2004.

[2] Based on forecast 2004 EBITDA of approx. $30 million sourced from Uecomm 2003 full year results presentation, 521.3 million shares outstanding (includes 509.5 million issued shares, 10.3 million options and 1.5 million performance rights) and net debt of $52.4 million (being the debt outstanding of $54.0 million, accrued interest to 19 May 2004 of $1.7 million and cash at bank of $3.3 million as at 31 March 2004).

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, May 21, 2004 1:01 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

137568.pdf

ASX confirms the release to the market of Doc ID: 137568 as follows:
Release Time: 21-May-2004 15:00:18
ASX Code: SGT
File Name: 137568.pdf
Your Announcement Title: Appendix 3B - 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,737,169	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
199,541,675	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 21 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, May 21, 2004 1:00 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

137567.pdf

ASX confirms the release to the market of Doc ID: 137567 as follows:
Release Time: 21-May-2004 14:59:27
ASX Code: SGT
File Name: 137567.pdf
Your Announcement Title: Appendix 3B - 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,733,769	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
199,545,075	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 21 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)